UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 24, 2025

RESHAPE LIFESCIENCES INC.

(Exact name of registrant as specified in its charter)

Delaware	1-37897	26-1828101
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

18 Technology Drive, Suite 110 Irvine, CA		92618
(Address of principal executive offices)		(Zip Code)

(949) 429-6680

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.001 par value per share	RSLS	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

ReShape Lifesciences Inc. (the “Company”) held a special meeting of stockholders on July 24, 2025 (the “Special Meeting”). A total of 1,482,585 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), constituting a quorum, were represented in person or by proxy at the Special Meeting.

At the Special Meeting, the Company’s stockholders voted on Proposal 1, Proposal 4, Proposal 5 and Proposal 6, each as set forth below.

The Special Meeting was then adjourned to further solicit votes on Proposal 2, the proposal to approve the sale of substantially all of the Company’s assets to Ninjour Health International Limited, an affiliate of Biorad Medisys, Pvt. Ltd. (the “Asset Sale”), and Proposal 3, the proposal to approve and adopt proposed amendments to the Company’s Restated Certificate of Incorporation, as amended, in connection with the Company’s proposed merger with Vyome Therapeutics, Inc (the “Merger”), each as described further in the Company’s proxy statement for the Special Meeting filed with the Securities and Exchange Commission on June 24, 2025 (the “Proxy Statement”).

The Special Meeting will resume with respect to Proposal 2 and Proposal 3 on Thursday, August 7, 2025 at 11:30 a.m. Eastern Time. The reconvened meeting will be held virtually at www.virtualshareholdermeeting.com/RSLS2025SM. The record date for determining stockholders eligible to vote at the Special Meeting remains the same, June 9, 2025.

The final results for Proposal 1, Proposal 4, Proposal 5 and Proposal 6, each as set forth in the Proxy Statement, are as follows:

Proposal 1:

The Company’s stockholders approved the issuance of shares of Common Stock in connection with the Merger, as set forth below.

Votes For	Votes Against	Abstentions	Broker Non-Votes
583,748	59,520	235,196	604,121

Proposal 4:

The Company’s stockholders approved the authorization of the Company’s Board of Directors, in its discretion but in no event later than the one year anniversary of the Special Meeting, to amend the Company’s Restated Certificate of Incorporation, as amended, to effect a reverse stock split of the Common Stock, at a ratio in the range of 1-for-2 to 1-for-5, such ratio to be determined by the Board of Directors and included in a public announcement.

Votes For	Votes Against	Abstentions
1,249,487	227,492	5,606

Proposal 5:

The Company’s stockholders approved, on a non-binding advisory basis, the compensation that may be paid or become payable to the Company’s President and Chief Executive Officer in connection with the Merger and Asset Sale.

Votes For	Votes Against	Abstentions	Broker Non-Votes
547,136	91,412	239,916	604,121

Proposal 6:

The Company’s stockholders approved adjournments of the Special Meeting from time to time, if necessary or appropriate to solicit additional proxies in favor of Proposal 1, Proposal 2, Proposal 3 or Proposal 4 if there are insufficient votes at the time of such adjournment to approve such proposal.

Votes For	Votes Against	Abstentions
1,101,925	144,092	236,568

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RESHAPE LIFESCIENCES INC.

By:	/s/ Paul F. Hickey
Paul F. Hickey
President and Chief Executive Officer

Dated: July 25, 2025